Wilshire Bancorp, Inc.
3200 Wilshire Boulevard, Los Angeles, California 90010
Corporate Headquarters Telephone (213) 387-3200

November 8, 2010

VIA EDGAR

Michael Clampitt

Senior Attorney

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Wilshire Bancorp, Inc.

Form 10-K for the year ended December 31, 2009

Filed March 15, 2010

File No. 000-50923

and

Definitive Proxy on Schedule 14A

Filed April 16, 2010

Dear Mr. Clampitt:

This letter constitutes the response of Wilshire Bancorp, Inc. (the “Company”) to the comment letter of the staff (“Staff”) of the Division of Corporation Finance dated October 27, 2010 relating to the original comment letter dated May 19, 2010 (the “Comment Letter”) in regards to the Company’s Form 10-K for the year ended December 31, 2009 filed March 15, 2010 and Definitive Proxy on Schedule 14A filed April 16, 2010 (the “2010 Proxy Statement”).

Set forth below are the Company’s responses to the second letter dated October 27, 2010.  For ease of reference, we have reproduced the comments in your letter in italics, as numbered, before each response.

Form 10K for the Fiscal Year Ended December 31, 2009

Item 11. Executive Compensation

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 18

1.              We note your response to prior comment 10 in our letter dated May 19, 2010.  We also note the following disclosures in your definitive proxy statement:

•                  The HR Committee considers “performance compared to financial and strategic goals for each Named Executive Officer.”  (page 20); and

•                  You did not pay an incentive bonus to any Named Executive Officer, among other reasons, “in light of the Bank’s financial performance relative to the benchmarks set by [your] Board of Directors.” (page 24).

Please explain.

RESPONSE

The Board of Directors (“The Board”) does not have any formal quantitative benchmarks that trigger the payment of incentive bonuses to its named executive officers.  Each year, the Board conducts a qualitative review of the performance of each named executive officer, taking into consideration the overall financial and strategic performance of the Bank.  As was stated in our June 2, 2010 response to the SEC, the Company’s Board makes the decision to pay bonuses to the named executive officers in its discretion (with the exception of the bonus payable to Joanne Kim, Principal Executive Officer, pursuant to her employment agreement).  In an effort to avoid establishing specific quantitative performance criteria and benchmarks that may promote unnecessary or excessive risk-taking by the Company’s named executive officers, the Board’s decisions regarding incentive bonus compensation to named executive officers are based upon subjective and qualitative criteria determined by the Board that relate primarily to the executive’s individual performance and the long-term financial and strategic performance and strength of the institution as a whole.

The Board does review certain quantitative factors when considering the long-term financial and strategic performance and strength of the Company as a whole.  For example, as a general rule, the Board will typically review the Company’s earnings performance as compared to prior years when determining whether it is appropriate to pay bonuses in any given year.  This type of quantitative review is not, however, required as a part of any formal written policy or agreement (other than the provisions of Joanne Kim’s employment agreement) and the Board may determine not to pay bonuses, even in years when the Company performs well financially.

We will revise the language in future Compensation Discussion and Analysis sections of the Company’s proxy statement to clarify that the Board has no formal quantitative benchmarks that will trigger the payment of incentive bonuses to its named executive officers.  We note, however, that so long as the Company is subject the TARP executive compensation restrictions, the Company will not be permitted to pay incentive bonuses to the named executive officers.  Accordingly, there is unlikely to be any substantive disclosure regarding factors considered in determining whether to pay incentive bonuses to those individuals.

Summary Compensation Table, page 27

2.              We note your response to prior comment 12 in our letter dated May 19, 2010.  We do not think you have provided a detailed analysis.  Therefore, we reissue the comment.

RESPONSE

As stated in our June 2, 2010 response letter to the SEC, the individuals for whom information was disclosed include Joanne Kim, Company’s Principal Executive Officer (“PEO”); Alex Ko, the Company’s Principal Financial Officer (“PFO”); and Sung Soo Han, the Company’s only other officer that the Board has determined is an “executive officer” as that term is defined in Securities Act Rule 405 and Exchange Act Rule 3b-7.

Pursuant to Item 402 of Regulation S-K, disclosure is required for the following “named executive officers”:

•                  All individuals serving as the registrant’s principal executive officer or acting in a similar capacity during the last completed fiscal year (“PEO”), regardless of compensation level;

•                  All individuals serving as the registrant’s principal financial officer or acting in a similar capacity during the last completed fiscal year (“PFO”), regardless of compensation level;

•                  The registrant’s three most highly compensated executive officers other than the PEO and PFO who were serving as executive officers at the end of the last completed fiscal year; and

•                  Up to two additional individuals for whom disclosure would have been provided pursuant to paragraph (a)(3)(iii) of this Item but for the fact that the individual was not serving as an executive officer of the registrant at the end of the last completed fiscal year.

Regulation S-K further clarifies that no disclosure need be provided for any executive officer, other than the PEO and PFO, whose total compensation does not exceed $100,000.

As noted above, the Company included disclosure for its PEO and its PFO, who also serve as the PEO and PFO for the Bank.  It also included disclosure for the Bank’s Chief Lending Officer, who is primarily responsible for the Bank’s lending operations, which operations represent a principal function of the Company.

Pursuant to Regulation S-K, the Company is also required to include disclosure for its two other most highly compensated officers to the extent that that those individuals satisfy the definition of “executive officer” under Rule 405 and Exchange Act Rule 3-b7, and if those officers receive total annual compensation in excess of $100,000.  Rule 405 and Exchange Act Rule 3b-7 define “executive officer” as the Company’s “president, any vice president of the registrant in charge of a principal business unit, division or function (such as sales, administration or finance), any other officer who performs a policy making function or any other person who performs similar policy making functions for the registrant.”  Although there are a number of other officers with a title of Vice President and who receive annual compensation in excess of $100,000, our Board of Directors has determined that none of those officers satisfy the criteria for an “executive officer” as set forth above.  None of those officers participate on Board committees or play a key role in policy making functions for the Company or the Bank.  None of these officers are in charge of a principal business unit or function, which the Company deems to include its lending and accounting functions.  The Company’s lending and accounting functions are supervised by the Bank’s Chief Lending Officer and the PFO, respectively.  Joanne Kim, the PEO, is in charge of the day-to-day management of the Company and the Bank and all of the Company’s other principal business units, divisions and functions.  Based upon the foregoing, the Company believes that no additional disclosure is required in the Company’s Summary Compensation Tables.

Form 10-Q for the Quarterly Period Ended June 30, 2010

Item 2.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 21

3.              In future filings, consider the need to present a separate disclosure section for the FDIC assisted transaction.  In this regard, please see Item 303(a)(3)(ii) of Regulation S-K regarding trends.

RESPONSE

The Company will consider highlighting in a separate section of its MD&A in future filings the material effects of the Mirae Bank transaction and its expected impact on the Company’s revenues and income from continuing operations.

Item 1A.  Risk Factors, page 49

4.              In future filings, please include a risk factor entitled “Income from FDIC Assisted Purchase May not Continue”, or something similar and discuss the impact on net income from the assisted purchase, both the discount and the loss sharing arrangement as well as any other significant items associated with the transaction.  In this regard, disclose the impact in the current period as compared to prior periods and discuss the going forward impact and anticipated impact.

RESPONSE

The Company will add risk factors in future filings for regarding the income from the FDIC Assisted Transaction similar to the following:

Income that we recognized and continue to recognize in connection with our 2009 FDIC-assisted Mirae Bank acquisition may be non-recurring or finite in duration.

On June 26, 2009, we acquired the banking operations of Mirae Bank from the FDIC. Through the acquisition, we acquired approximately $395.6 million of assets and assumed $374.0 million of liabilities.  The Mirae Bank acquisition was accounted for under the purchase method of accounting and we recorded a bargain purchase gain totaling $21.7 million as a result of the acquisition.  This gain was included as a component of noninterest income on our statement of income for 2009.  The amount of the gain was equal to the amount by which the fair value of assets purchased exceeded the fair value of liabilities.  The bargain purchase gain resulting from the acquisition was a one-time, extraordinary gain that is not expected to be repeated in future periods.

In addition, the loans that we acquired from Mirae Bank were acquired at a $54.9 million discount.  This discount is amortized and accreted to interest income on a monthly basis.  However, as these loans are paid-off, charged-off, sold, or transferred to non-accrual status, the income from the discount accretion is reduced. As the acquired loans are removed from our books, the related discount will no longer be available for accretion into income.  During 2009, accretion of $6.7 million on loans purchased at a discount was recorded as interest income.  During the first six months of 2010, accretion of $2.5 million was recorded as interest income.  As of June 30, 2010, the balance of the carrying value of our discount on loans was $20.6 million, which has decreased by $10.3 million from its carrying value of $30.9 million as of December 31, 2009 and by $34.3 million from its initial value of $54.9 million.  We expect the continued reduction of discount accretion recorded as interest income in future quarters.

Our decisions regarding the fair value of assets acquired, including the FDIC loss sharing assets, could be different than initially estimated which could materially and adversely affect our business, financial condition, results of operations, and future prospects.

We acquired significant portfolios of loans in the Mirae Bank acquisition. Although these loans were marked down to their estimated fair value, there is no assurance that the acquired loans will not suffer further deterioration in value resulting in additional charge-offs. The fluctuations in national, regional and local economic conditions, including those related to local residential, commercial real estate and construction markets, may increase the level of charge-offs in the loan portfolio that we acquired from Mirae Bank and correspondingly reduce our net income. These fluctuations are not predictable, cannot be controlled and may have a material adverse impact on our operations and financial condition, even if other favorable events occur.

Although we have entered into loss sharing agreements with the FDIC which provide that a significant portion of losses related to the assets acquired from Mirae Bank will be borne by the FDIC, we are not protected for all losses resulting from charge-offs with respect to those assets. Additionally, the loss sharing agreements have limited terms.  Therefore, any charge-off of related losses that we experience after the term of the loss sharing agreements will not be reimbursed by the FDIC and will negatively impact our net income.

Our ability to obtain reimbursement under the loss sharing agreement on covered assets depends on our compliance with the terms of the loss sharing agreement.

The Company must certify to the FDIC on a quarterly basis our compliance with the terms of the FDIC loss sharing agreement as a prerequisite to obtaining reimbursement from the FDIC for realized losses on covered assets. The required terms of the agreement are extensive and failure to comply with any of the guidelines could result in a specific asset or group of assets permanently losing their loss sharing coverage. As of June 30, 2009, $235.6 million, or 6.86%, of the Company’s assets were covered by the FDIC loss sharing agreement.  No assurances can be given that we will manage the covered assets in such a way as to always maintain loss share coverage on all such assets.

If there is any additional information or materials that we might provide to assist the Staff’s review, please call me at (213) 427-6560.

Sincerely,

/s/ Alex Ko
Alex Ko
Chief Financial Officer